EXHIBIT 20.1

FOR IMMEDIATE RELEASE
December 23, 1996

                                    CONTACT:         F. Andrew Mitchell
                                                     Chief Financial Officer
                                                     (864)213-1700

                                                     Janice J. Kuntz
                                                     Golin/Harris Communications
                                                     (404) 691-3808

                                  MOOVIES, INC.
                         ADOPTS SHAREHOLDER RIGHTS PLAN


     GREENVILLE, South Carolina - Moovies, Inc. (Nasdaq NMS:MOOV), today announced the adoption of a shareholder rights plan to protect the long-term share value for its current and future shareholders.


     Under the Plan, a dividend of one right to purchase a fraction of a share of a newly created class of preferred stock was declared for each share of common stock outstanding at the close of business on December 31, 1996. The rights, which expire on December 31, 2006, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of 15 percent or more of Moovies's common stock by a person or affiliated group. Issuance of the rights does not in any way affect the finances of the Company, interfere with the Company's operations or business plans or affect earnings per share. The dividend is not taxable to the Company or its shareholders and does not change the way in which the Company's shares may be traded.

     Moovies noted that it did not adopt the plan in response to any current takeover threat and knows of no such takeover attempts.

     John L. Taylor, chairman, president and chief executive officer of Moovies, stated "We are adopting a plan which is similar to plans adopted by many other companies. The rights are designed to assure that the board of directors of the Company will be provided greater flexibility and authority in the face of abusive takeover techniques which might provide inadequate value to the shareholders. The Plan allows for a change of control of the Company that is in the best interests of the Company's shareholders."

     Moovies, Inc. currently operates 220 video specialty stores in 16 states throughout the United States.
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